

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2024

Thomas Meyer, PhD
Chief Executive Officer
Altamira Therapeutics Ltd.
254 Chapman Rd, Ste 208
Newark, DE 19702

      Re: Altamira Therapeutics Ltd.
          Registration Statement on Form F-1
          Filed April 10, 2024
          File No. 333-278594

Dear Thomas Meyer:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Doris Stacey Gama at 202-551-3188 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Alex Dinur, Esq.